

November 17, 2022

Lorin Crenshaw
Chief Financial Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, KS 66210

> **Re: Compass Minerals International, Inc.**
> **Form 10-KT for the transition period from January 1, 2021 to September 30, 2021**
> **Filed November 30, 2021**
> **Response letter filed October 20, 2022**
> **File No. 001-31921**

Dear Lorin Crenshaw:

We have reviewed your October 20, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2022 letter.

Form 10-KT for the Fiscal Year Ended September 30, 2021

Item 9A. Controls and Procedures, page 120

1. Your response to comment 3 indicates that the Company had several accounting errors in addition to the distribution variance inventory error. Please address the following:

   - Tell us the nature of each error, the judgment and estimation involved for each error, and how the error was detected;
   - Tell us the specific nature and design of the internal control that failed with regard to each identified error;
   - Describe for us in detail your evaluation of the severity of the control deficiency and

how you considered whether it was "reasonably possible" that the identified control deficiency would fail to prevent or detect a material misstatement. Refer to the factors beginning on page 35 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934", and;

- Tell us how you evaluated the disclosure requirements related to any significant deficiencies that were identified with regard to these additional errors, including the requirement to disclose any changes made to your disclosure controls and procedures or to your internal control over financial reporting in response to a significant deficiency or material weakness. Please refer to Question 11 of the Frequently Asked Questions for Management`s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports located on the SEC website at https://www.sec.gov/oca/controlfaq1004htm.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding this comment on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation